Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

February 8, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:       Market Vectors ETF Trust (the “Trust”)

(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
959	1/11/2013	485BXT	0001137360-13-000024
929	12/14/2012	485BXT	0001137360-12-000660
901	11/15//2012	485BXT	0001137360-12-000605
875	10/19/2012	485BXT	0001137360-12-000555
847	9/21/2012	485BXT	0001137360-12-000507
811	8/24/2012	485BXT	0001137360-12-000449
786	7/27/2012	485BXT	0001137360-12-000398
757	6/29/2012	485BXT	0001137360-12-000348
723	6/1/2012	485BXT	0001137360-12-000280
694	5/4/2012	485BXT	0001137360-12-000226
659	4/5/2012	485BXT	0001137360-12-000170
626	3/8/2012	485BXT	0001137360-12-000122
600	2/10/2012	485BXT	0001137360-12-000071
565	1/13/2012	485BXT	0001137360-12-000020
542	12/16/2011	485BXT	0001137360-11-000521
524	11/18/2011	485BXT	0001137360-11-000486
500	10/28/2011	485BXT	0001137360-11-000446
470	9/30/2011	485BXT	0001137360-11-000386
444	8/31/2011	485BXT	0001137360-11-000341
413	8/1/2011	485BXT	0001137360-11-000287
398	7/11/2011	485BXT	0001137360-11-000265
345	4/27/2011	485APOS	0000930413-11-003197

The Amendments relate to Market Vectors Business Development Company/Specialty Finance ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon

Vice President and Assistant Secretary

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